CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~53592~~ 47499

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Aviva Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

699 Walnut St, Suite 1700
(No. and Street)

Des Moines	IA	50309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gweneth K. Gosselink — 515-362-3520
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/18

Oath or Affirmation

I, Edmund Carney, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Aviva Securities, LLC as of December 31, 2010, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Edmund Carney

Notary Public

GWENETH K. GOSSELINK
COMMISSION NO. 1?3499
MY COMMISSION EXPIRES
5-15-2013

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Operations
(X) (e) Statement of Changes in Stockholder's Equity
(X) (d) Statement of Cash Flows
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Aviva Securities, LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2010

Contents

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Aviva Securities, LLC

We have audited the accompanying statement of financial condition of Aviva Securities, LLC (the Company, an indirect wholly owned subsidiary of Aviva USA Corporation) as of December 31, 2010 and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aviva Securities, LLC at December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 26, 2011

1102-1233121

Aviva Securities, LLC

Statement of Financial Condition

	December 31 2010
Assets	
Cash and cash equivalents	$ 4,708,541
Fixed maturity securities, at market (cost of $5,203,317)	5,630,801
Other assets	58,957
Total assets	$ 10,398,299
Liabilities and stockholder's equity	
Liabilities:	
Amounts due to affiliate	$ 133,289
Total liabilities	133,289
Stockholder's equity:	
Common stock, no par value:	
Authorized, issued, and outstanding – 100 shares	5,000
Additional paid-in capital	12,643,366
Accumulated deficit	(2,383,356)
Total stockholder's equity	10,265,010
Total liabilities and stockholder's equity	$ 10,398,299

See accompanying notes.

Aviva Securities, LLC

Statement of Operations

		Year Ended December 31, 2010
Revenues		
Broker dealer commission revenue	$	164,620
Private placement commission revenue		192,542
Realized and unrealized gains on investments		440,535
Concession revenue		7,693
Interest income		388,811
		1,194,201
Expenses		
Broker dealer commission expense		164,620
Private placement commission expense		100,371
Salaries and facilities expense		138,700
FINRA fee		95,000
Other operating expense		44,606
		543,297
Net income	$	650,904

See accompanying notes.

Aviva Securities, LLC

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2010 (adjusted)	$ 5,000	$ 12,643,366	$ (3,034,260)	$ 9,614,106
Net income	–	–	650,904	650,904
Balance at December 31, 2010	**$ 5,000**	**$ 12,643,366**	**$ (2,383,356)**	**$ 10,265,010**

See accompanying notes.

Aviva Securities, LLC

Statement of Cash Flows

		Year Ended December 31, 2010
Operating activities		
Net income	$	650,904
Adjustment to reconcile net income to net cash (used in) provided by operating activities:		
Realized and unrealized gains on investments		(440,535)
Proceeds from sale of investments		3,141,202
Accretion of bond discount		(5,343)
Change in:		
Other assets		6,873
Amounts due to/from affiliates		(5,411)
Net cash provided by operating activities		3,347,690
Net increase in cash		3,347,690
Cash and cash equivalents at beginning of year		1,360,851
Cash and cash equivalents at end of year	$	4,708,541

See accompanying notes.

Note 1: Summary of Significant Accounting Policies

Organization and Basis of Presentation

Aviva Securities, LLC (the Company) is a wholly owned subsidiary of Aviva Life and Annuity Company (ALAC), an indirect wholly owned subsidiary of Aviva USA Corporation. The Company serves as a principal underwriter/distributor for existing variable annuity insurance products. New variable annuity insurance product sales were discontinued in 2002. In addition, the Company acts as a private placement agent for the distribution of shares.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standard Board (FASB) issued authoritative guidance that requires new disclosures related to fair value measurements and clarifies existing disclosure requirements about the level of disaggregation, inputs and valuation techniques. Specifically, reporting entities now must disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, in the reconciliation for Level 3 fair value measurements, a reporting entity should present separately information about purchases, sales, issuances and settlements. The guidance clarifies that a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities for disclosure of fair value measurements, considering the level of disaggregated information required by other applicable U.S. generally accepted accounting principles (GAAP) guidance and should also provide disclosures about the valuation techniques and inputs used to measure fair value for each class of assets and liabilities. This guidance was effective January 1, 2010, except for the disclosures about purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements, which will be effective on January 1, 2011. This adoption did not have a material impact on the Company's results of operations or financial position.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fixed Maturity Securities

The Company carries fixed maturity securities at fair value on its statement of financial condition, classified as trading securities. Unrealized gains and losses in fair value from period to period, as well as realized gains and losses on disposals, are reported as a component of realized and unrealized gains (losses) on investments within the Statement of Operations.

Broker Dealer Commission Revenue and Expense

ALAC pays commission expenses to third-party broker dealers on behalf of the Company. For purposes of financial statement presentation, the Company records broker dealer commission revenue and offsetting broker dealer commission expense to reflect the receipt and payment of these amounts on its behalf.

Private Placement Commission Revenue and Expense

During 2010, the Company acted as a private placement agent for two affiliated private investment companies, Aviva Investors Global Macro Asset Allocation LTD and Aviva Investors Global Macro Asset Allocation LP (the Funds), for the distribution and shares of the Funds. The funds are managed by Aviva Investors Global Services Limited (the Investment Manager). As the Investment Manager, a management fee is earned in relation to the assets in the Fund directly attributable to interests sold by the Company, of which 40% is provided to the Company as compensation. The commission revenue is recognized when earned. At December 31, 2010, the Company recognized $192,542 in accordance with this agreement. In addition, the Company pays commission expense to its registered representatives pursuant to a sales incentive plan. Commission expense related to the sale of these products was $100,371 at December 31, 2010.

Concession Revenue

Concession revenue is calculated by taking a specific percentage of all variable annuity premiums received by ALAC and represents compensation for policy administration.

Income Taxes

The Company is disregarded as a separate taxable entity. Consequently, liability for income tax expense is the responsibility of the Company's owner. Prior to 2010, the Company's practice was to present income tax expense within the financial statements solely for financial reporting purposes. The January 1, 2010 balance on the Statement of Changes in Stockholder's Equity has been adjusted to eliminate the prior period impacts of this financial reporting practice. This change has resulted in an increase to Additional Paid-in Capital of $292,426 and a decrease to Accumulated Deficit of $239,248.

Note 2: Investments

The Company's fixed maturity securities at December 31, 2010 consisted of corporate bonds with amortized cost of $5,203,317, gross unrealized losses of $16,872, gross unrealized gains of $444,356 and fair value of $5,630,801. The amortized cost and fair value of the securities at December 31, 2010 are summarized by stated maturity as follows:

	December 31, 2010	
	Amortized Cost	**Fair Value**
Due in 1 - 5 years:	**$ 988,790**	**$ 1,083,006**
Due in 5 - 10 years:	**4,214,527**	**4,547,795**
	$ 5,203,317	**$ 5,630,801**

During 2010, a fixed maturity security was sold for cash proceeds of $3,154,876. A gain on sale of $141,202 was recognized within the Statement of Operations.

Note 3: Fair Value

ASC 820, *Fair Value Measurements and Disclosures* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those financial instruments measured at fair value on a recurring basis as of December 31, 2010.

As of December 31, 2010:	Level 1	Level 2	Level 3	Total
Cash equivalents	**$ 4,698,737**	**$ –**	**$ –**	**$ 4,698,737**
Fixed maturity securities	**–**	**5,630,801**	**–**	**5,630,801**

For the financial instruments classified as having Level 2 valuation inputs, a market approach is utilized. At December 31, 2010, there were no financial instruments with valuation inputs classified as Level 3, nor were there assets or liabilities that were measured at fair value on a non-recurring basis. There were no transfers between levels in the fair value hierarchy during 2010.

Note 4: Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of $9,710,968, which was $9,702,082 in excess of its required net capital of $8,886. At December 31, 2010, the Company's ratio of aggregate indebtedness to net capital was 0.37 to 1. The net capital rules may effectively restrict the payment of dividends.

Note 5: Related-Party Matters

The Company has entered into service agreements with Aviva Investors North America, Inc. (AINA), a wholly owned subsidiary of Aviva USA Corporation, and with Inflective Asset Management, LLC (Inflective), a subsidiary of AINA. Under the terms of the agreements, the Company has been appointed and authorized to distribute shares of hedge funds offered by AINA and Inflective in return for a commission on the sale of those funds. Accordingly, AINA and Inflective charged the Company for the use of facilities, services, and personnel of its affiliates in the course of serving as a broker-dealer. Personnel costs totaling $103,436, service costs $21,993, building and facility costs totaling $12,415, and supplies and printing costs totaling $856, were charged to the Company in 2010 under the terms of the agreements. These amounts have been recognized as salaries and facilities expense within the Statement of Operations.

Note 6: Subsequent Events

The Company has evaluated subsequent events through February 26, 2011, the date that these financial statements were available to be issued, and included all accounting and disclosure requirements related to subsequent events in the financial statements.

Supplementary Information

Aviva Securities, LLC

Computation of Net Capital – Part IIA

December 31, 2010

Computation of Net Capital

1. Total ownership equity from statement of financial condition		$ 10,265,010
2. Deduct ownership equity not allowable for net capital		
3. Total ownership equity qualified for net capital		10,265,010
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other deductions or allowable credits		-
5. Total capital and allowable subordinated liabilities		10,265,010
6. Deductions and/or charges:		
A. Total nonallowable assets from statement of financial condition		(58,957)
7. Other additions and/or allowable credits:		
Deferred tax on unrealized appreciation of investments		-
8. Net capital before haircuts on securities positions		10,206,053
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments		
B. Subordinated securities borrowings		
C. Trading and investment securities:		
1. Bankers' acceptances, certificates of deposit, and commercial paper	-	
2. U.S. and Canadian government obligations	-	
3. State and municipal government obligations	-	
4. Corporate obligations	-	
5. Stocks and warrants	-	
6 Options	-	
7. Arbitrage	-	
8. Other securities	477,301	
D. Undue concentration	17,784	
E. Other	-	
10. Net capital		$ 9,710,968

Aviva Securities, LLC

Computation of Net Capital – Part IIA (continued)

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 8,886
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		8,886
14. Excess net capital (line 10 less 13)		9,702,082
15. Excess net capital at 1000% (line 10 less 10% of line 19)		9,697,639

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from statement of financial condition		133,289
17. Add:		
A. Drafts for immediate credit	$ –	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	–
C. Other unrecorded amounts		
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-19(c)(1)(vii))		–
19. Total aggregate indebtedness		$ 133,289
20. Percentage of indebtedness to net capital (line 19 ÷ by line 10)		1.37%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0.00%

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

Aviva Securities, LLC

Statements Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2010

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)
    A. (k)(1) – Limited business (mutual funds and/or variable annuities only) X
    B. (k)(2)(A) – "Special Account for the Exclusive Benefit of customers" maintained ______
    C. (k)(2)(B) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm__________________. ______
    D. (k)(3) – Exempted by order of the Commission

Ernst & Young
Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764
Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Stockholder
Aviva Securities, LLC

In planning and performing our audit of the financial statements of Aviva Securities, LLC (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2011

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Aviva Securities, LLC
Year Ended December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Aviva Securities, LLC
Year Ended December 31, 2010
With Report of Independent Registered Public Accounting Firm